Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2014 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except share and per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	13,796	13,342	13,026	39,908	37,258	50,133
Cost of sales	8,462	8,201	8,321	24,709	24,024	32,141
Gross profit	5,334	5,141	4,705	15,199	13,234	17,992
Selling and marketing expenses	770	769	644	2,205	1,985	2,625
Administrative expenses	875	889	802	2,611	2,489	3,326
Operating profit	3,689	3,483	3,259	10,383	8,760	12,041
Other income, net	840	877	731	2,546	1,818	2,669
Profit before income taxes	4,529	4,360	3,990	12,929	10,578	14,710
Income tax expense	1,279	1,264	1,115	3,697	2,922	4,062
Net profit	3,250	3,096	2,875	9,232	7,656	10,648
Paid-up equity share capital (par value 5/- each, fully paid)	572	286	286	572	286	286
Share premium, retained earnings and other components of equity (1)	47,244	47,244	39,511	47,244	39,511	39,511
Earnings per share (par value 5/- each)
Basic	28.44	27.09	25.16	80.79	66.99	93.17
Diluted	28.44	27.09	25.16	80.79	66.99	93.17
Total Public Shareholding (2)
Number of shares	81,17,98,995	39,66,88,097	39,26,38,755	81,17,98,995	39,26,38,755	39,02,57,428
Percentage of shareholding	70.68	69.08	68.37	70.68	68.37	67.96
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–	–
Non-encumbered
Number of shares	15,02,15,636	9,14,08,078	9,15,08,078	15,02,15,636	9,15,08,078	9,15,08,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	13.08	15.92	15.94	13.08	15.94	15.94

(1)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.

(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by the founders and American Depository Receipt Holders and as at December 31, 2014, also excludes treasury shares.

1.	The audited consolidated financial statements for the quarter and nine months ended December 31, 2014 have been taken on record by the Board of Directors at its meeting held on January 9, 2015. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	Changes to the Board

a)	The Board, at the meeting held on December 4, 2014, appointed Prof. John W. Etchemendy as an independent director effective December 4, 2014.

b)	Dr. Omkar Goswami retired as a Member of the Board effective December 31, 2014. The Board placed on record its deep appreciation for the services rendered by him during his tenure as a director.

3.	Mr. Parvatheesam K. will step down as the Chief Risk & Compliance Officer and Company Secretary effective January 10, 2015. The Board placed on record its deep appreciation for the services rendered by him during his tenure.

4.	During the quarter ended June 30, 2014, based on internal and external technical evaluation, the management reassessed, with effect from April 1, 2014, the remaining useful life of assets primarily consisting of buildings and computers. Accordingly, the useful life of certain assets required change from previous estimates. If the group had continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months and nine months ended December 31, 2014 would have been higher by 101 crore and 356 crore, respectively on assets held at April 1, 2014.

5.	The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot by capitalization of share premium. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

6.	Information on dividends for the quarter and nine months ended December 31, 2014

An Interim dividend of 30/- per equity share was declared on October 10, 2014 and paid on October 20, 2014. The interim dividend declared in the previous year was 20/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Dividend per share (par value 5/- each)
Interim dividend	–	30.00	–	30.00	20.00	20.00
Final dividend	–	–	–	–	–	43.00
Total dividend	–	30.00	–	30.00	20.00	63.00

The final dividend of 43/- per equity share for fiscal 2014 was approved by the shareholders at the Annual General Meeting of the company held on June 14, 2014 and the same was paid on June 16, 2014.

7.	Other information (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Staff costs	7,546	7,522	7,346	22,423	21,563	28,834
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	677	644	537	1,935	1,574	2,156
Income from available-for-sale financial assets	61	70	62	210	166	224
Miscellaneous income, net	19	15	12	41	31	59
Gains/(losses) on foreign currency	83	148	120	360	47	230
Total	840	877	731	2,546	1,818	2,669

8.	Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	12,192	11,863	11,534	35,374	32,975	44,341
Profit before exceptional item and tax	4,252	4,169	3,831	12,216	10,115	14,002
Profit on transfer of business*	–	412	–	412	–	–
Profit before tax	4,252	4,581	3,831	12,628	10,115	14,002
Profit for the period	3,055	3,365	2,735	9,140	7,311	10,194

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.
*	Exceptional item pertains to profit on transfer of business to Edgeverve, a wholly owned subsidiary.

9.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2014

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report related	–	130	130	–

10.	Segment reporting (IFRS Consolidated – Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenue by business segment
Financial Services and Insurance (FSI)	4,032	3,818	3,814	11,545	10,949	14,698
Manufacturing (MFG)	3,039	2,918	2,809	8,731	8,044	10,853
Energy & utilities, Communication and Services (ECS)	2,245	2,202	2,049	6,467	5,857	7,932
Retail, Consumer packaged goods and Logistics (RCL)	2,184	2,191	2,205	6,526	6,214	8,346
Life Sciences and Healthcare (LSH)	981	873	897	2,678	2,555	3,399
Growth Markets (GMU)	1,315	1,340	1,252	3,961	3,639	4,905
Total	13,796	13,342	13,026	39,908	37,258	50,133
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	13,796	13,342	13,026	39,908	37,258	50,133
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,213	1,124	1,146	3,415	3,160	4,349
Manufacturing (MFG)	753	744	646	2,176	1,747	2,452
Energy & utilities, Communication and Services (ECS)	667	646	564	1,801	1,641	2,274
Retail, Consumer packaged goods and Logistics (RCL)	671	668	636	1,996	1,594	2,221
Life Sciences and Healthcare (LSH)	287	218	204	683	544	749
Growth Markets (GMU)	363	374	425	1,098	1,089	1,373
Total	3,954	3,774	3,621	11,169	9,775	13,418
Less: Other unallocable expenditure	265	291	362	786	1,015	1,377
Add: Unallocable other income	840	877	731	2,546	1,818	2,669
Profit before tax and non-controlling interests	4,529	4,360	3,990	12,929	10,578	14,710

Notes on segment information

Business segments

Effective quarter ended March 31, 2014, the Company reorganized its segments, consequent to which the business segments of the Company are as set out above. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
January 9, 2015	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2014, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	2,218	2,201	2,100	6,552	6,157	8,249
Cost of sales	1,360	1,353	1,341	4,057	3,974	5,292
Gross profit	858	848	759	2,495	2,183	2,957
Net profit	522	511	463	1,515	1,264	1,751
Earnings per Equity Share
Basic	0.46	0.45	0.41	1.33	1.11	1.53
Diluted	0.46	0.45	0.41	1.33	1.11	1.53
Total assets	10,028	9,989	8,733	10,028	8,733	9,522
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	5,319	5,232	4,236	5,319	4,236	4,841

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6-K for the quarters ended June 30, 2014 and September 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is January 9, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.